Filed by ACP Holdings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACP Holdings Acquisition Corp.

Commission File No.: 001-43225

The following All Hands power point was shared with stockholders of May Mobility, Inc. via presentation on September 16, 2026 in connection with the proposed business combination between ACP Holdings Acquisition Corp. and May Mobility, Inc.

SPECIAL EDITION

Notice to Recipient Strictly Confidential Disclaimer This presentation (this "Presentation") has been prepared solely for the purpose of furnishing information on a confidential basis to interested parties to assist them in making their own evaluation with respect to a potential private placement of securities of ACP Holdings Acquisition Corp. ("ACP") in connection with the contemplated business combination (the "Transaction") between ACP and May Mobility, Inc. (the "Company" or "May Mobility") and is being delivered to you on behalf of ACP and the Company by Cantor Fitzgerald & Co. ("Cantor"), as financial advisor and lead placement agent in connection with the Transaction. This information is strictly confidential and proprietary, and its disclosure to an unauthorized recipient could cause significant harm to the Company. By accepting this Presentation, you and your affiliates agree to maintain this information in the strictest confidence and to protect and safeguard this Presentation against any unauthorized publication or disclosure. Without the express prior written consent of the Company, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Company and the Transaction or (iv) provided to any person except your employees and advisors with a need to know who are advised of the confidentiality of the information, except to the extent required by law. You acknowledge that you are (a) aware that the United States securities laws prohibit any person who has material non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that you will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. You also acknowledge and agree that this Presentation may contain material non-public information concerning the Company. By accepting this Presentation and the information contained herein, you and your institution expressly agree to use this Presentation and the information contained herein in accordance with your compliance policies, contractual obligations and applicable laws, including United States federal and state securities laws and comply with the confidentiality obligations and other requirements set forth herein. This Presentation supersedes and replaces all previous oral and written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation shall not constitute an offer to sell or a solicitation of an offer to buy securities or an invitation or inducement to engage in investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities law of any such jurisdiction. Any securities to be offered by the Company in connection with the Transaction to which this Presentation relates have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or applicable state or foreign securities laws. Any offer of securities, if made, may be made only through definitive offering documents, including, but not limited to a subscription agreement. The information contained herein is qualified in its entirety by reference to the definitive offering documents. This Presentation relates to securities that the Company intends to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. The securities have not been approved or recommended by any federal, state or foreign securities authorities, nor have any of these authorities passed upon the merits of the potential offering or determined that this Presentation is accurate or complete. Any representation to the contrary is a criminal offense. No Representations and Warranties This Presentation is for informational purposes only. The recipient agrees and acknowledges that this Presentation is for informational purposes and is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by May Mobility, Cantor or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this Presentation or in any other written, oral or other communications transmitted or otherwise made available to any party and no responsibility or liability whatsoever (including any direct, indirect or consequential loss or loss of profit) is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this Presentation is subject to change, and any such changes may be material. May Mobility and Cantor disclaim any duty to update the information contained in this Presentation. Forward-Looking Statements This Presentation contains forward-looking statements. All statements other than statements of historical facts contained in this Presentation, including statements regarding May Mobility's future results of operations and financial condition, business strategy, AV technology, systems, research and development costs, regulatory approvals, potential market opportunity, anticipated trends in May Mobility's business, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond May Mobility's control and may cause May Mobility's actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "future," "opportunity" or "would," or the negative of these terms or other similar expressions, are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions. Moreover, May Mobility operates in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for May Mobility's management to predict all risks, nor can May Mobility assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements it may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Presentation may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although May Mobility believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that the future results, advancements, discoveries, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. In addition, statements that "May Mobility believes" and similar statements reflect its belief and opinion on the relevant subject. These statements are based upon information available to May Mobility as of the date of this Presentation, and while it believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and its statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. 2 MAY MOBILITY PROPRIETARY & CONFIDENTIAL

Notice to Recipient Strictly Confidential These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. May Mobility qualifies all of the forward-looking statements in this Presentation by these cautionary statements. These forward-looking statements speak only as of the date of this Presentation. Except as required by applicable law, May Mobility does not plan to publicly update or revise any forward-looking statements contained in this Presentation, whether as a result of any new information, future events, or otherwise. Use of Projections This Presentation contains projected financial information with respect to May Mobility. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Further, illustrative presentations are not necessarily based on management's projections, estimates, expectations, or targets but are presented for illustrative purposes only. May Mobility's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation is not intended, and should not be regarded, as a representation by any person that the results reflected in such forecasts will be achieved. Further, the metrics referenced in this Presentation regarding select aspects of May Mobility's operations were selected by May Mobility on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of May Mobility's business, are incomplete, and are not necessarily indicative of May Mobility's historical or future performance or overall operations. The historical trends shown in these metrics may not continue or otherwise be indicative of May Mobility's future results of operations. Industry, Market Data and Partnerships In this Presentation, May Mobility relies on and refers to certain information and statistics regarding the markets and industries in which May Mobility competes. Such information and statistics are based on management's estimates and/or obtained from third-party sources, including reports by market research firms and company filings. While May Mobility believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. May Mobility has not independently verified the accuracy or completeness of the information provided by the third-party sources. This Presentation contains descriptions of certain key business partnerships with May Mobility. These descriptions are based on the May Mobility management team's discussion with such counterparties, certain written agreements, including non-binding agreements, and the latest available information and estimates as of the date of this Presentation. These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this Presentation. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and May Mobility's use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, © or ® symbols, but May Mobility and its affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information You are urged to request any additional information you may consider necessary or desirable in making an informed investment decision. None of Cantor or any of its affiliates is acting as a financial advisor, placement agent, arranger or in any other advisory capacity to you with respect to the Transaction or owes such recipient any duty of loyalty or care (whether in contract, in tort or otherwise) with respect to this Presentation or the Transaction (and Cantor, on behalf of itself and its affiliates, expressly disclaims any such advisory, fiduciary or similar relationship). You (and your representatives, if any) are invited, prior to the entry into any definitive documentation with respect to the Transaction, to ask questions of, and receive answers from, the Company concerning the Transaction and to obtain additional information regarding the Transaction, to the extent the same can be acquired without unreasonable effort or expense, in order to verify the accuracy of the information contained herein. If you decide not to participate in the Transaction, or if the Company requests at any time, you will promptly return to the Company all materials furnished to you in connection with the Transaction, including this Presentation, without retaining any copies thereof (except copies retained for bona fide legal or compliance purposes). 3 MAY MOBILITY PROPRIETARY & CONFIDENTIAL

Notice to Recipient Strictly Confidential If the Transaction is pursued, May Mobility and ACP intend to file a registration statement (which will include a proxy statement/prospectus of ACP) and other relevant documents with the Securities and Exchange Commission (the "SEC"), to be used at the meeting of shareholders to approve the Transaction and as the prospectus related to the offer of the securities to be issued by the combined company in connection with the Transaction and, after the registration statement is declared effective, ACP will mail a definitive proxy statement/prospectus relating to the Transaction to its shareholders. Shareholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC in their entirety when they become available because they will contain important information about May Mobility, ACP and the Transaction. Such registration statement may modify and supersede in its entirety any information in this Presentation, which is preliminary.Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when filed), as well as other filings containing information about May Mobility, ACP and the Transaction at the SEC's website located at www.sec.gov. There can be no assurance that the Transaction will be completed, or completed on the terms described in this Presentation. Participants in the Solicitation ACP, May Mobility and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ACP's shareholders in connection with the Transaction. Information about ACP's directors and executive officers and their ownership of ACP's securities is set forth in ACP's filings with the SEC, and information about May Mobility's directors and executive officers will be set forth in the registration statement. To the extent that holdings of ACP's securities by ACP's directors and executive officers have changed since the amounts printed in the prospectus for ACP's initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the registration statement, including the preliminary and definitive proxy statement/prospectus regarding the Transaction, when it becomes available. These documents can be obtained free of charge from the sources indicated above. Financial Information; Non-GAAP Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, registration statement or prospectus to be filed by ACP or May Mobility with the SEC. Certain of the financial information and data contained in this Presentation has not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). May Mobility and ACP believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to May Mobility's financial condition and results of operations, and provide an additional tool for investors to use in evaluating projected operating results and trends and in comparing May Mobility's financial measures with those of other similar companies, although other companies may calculate similarly titled measures differently. You should not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in May Mobility's financial statements, and they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review May Mobility's audited financial statements, which will be included in the definitive proxy statement/prospectus relating to the Transaction. 4 MAY MOBILITY PROPRIETARY & CONFIDENTIAL

5 MAY MOBILITY PROPRIETARY & CONFIDENTIAL May Mobility has signed a definitive agreement to combine with ACP Holdings Acquisition Corp. (Nasdaq: ACGC), positioning us to become the first U.S. publicly listed pure-play autonomous ride-hail technology company — trading as Nasdaq: MAY.

This is a capital milestone. Not a change in mission or priorities. 6 MAY MOBILITY PROPRIETARY & CONFIDENTIAL

By the numbers What this transaction means at scale 7 MAY MOBILITY PROPRIETARY & CONFIDENTIAL ~$1.35B Purchase price Target valuation for the combined company, subject to shareholder and SEC approval. $120M+ Committed PIPE Fully committed by leading institutional and strategic investors. ~$337M Expected gross proceeds* To fund our next phase of growth: extending driver-out capabilities, cutting BOM costs, and launching new markets. *Assumes no redemptions by ACP stockholders of their shares.

What this means for your day-to-day What doesn't change Our core foundation remains absolute: Our mission, our roadmap, and Arlington as the #1 priority. Launching a successful driver-out service by year-end is still the job — public or private capital doesn't change that. What does change New public-market landscape: We'll operate with public-company visibility, which means more disclosure and more outside attention. The deal still needs shareholder and SEC approval, and is expected to close by year-end. MAY MOBILITY PROPRIETARY & CONFIDENTIAL 6

Ground rules for this week Expect outside noise and press coverage this week. Here's how we stay accurate, consistent and focused on the work. 01 Don't speculate — bring questions to this Q&A or #ask-the-execs so we can address them directly. 02 Redirect press and investor inquiries to media@maymobility.com. Don't comment externally, including on social media. 9 03 See rumors or confusion in Slack? Flag it, don't try to correct it yourself. MAY MOBILITY PROPRIETARY & CONFIDENTIAL 04 Most importantly, keep building. Arlington DO by year-end is still the job.

Next steps What we're rolling out next to support May's transition to a public company 10 MAY MOBILITY PROPRIETARY & CONFIDENTIAL 01 Public company training We'll roll out training on what it means to work at a public company — insider trading rules, handling material nonpublic information, and what you can and can't say externally. 02 Equity education We're transitioning away from Carta. Expect more hands-on support as we make that move: webinars, education sessions, and resources to help you understand and manage your May equity. 03 Public company infrastructure We're putting new processes in place to meet public company requirements — including how we budget, close our books, and disclose financial information.

Audience Q&A Presented by

12 MAY MOBILITY PROPRIETARY & CONFIDENTIAL Lock-Up Mechanics: When Can I Sell? 01 At Closing Shares from the merger become subject to the lock-up — no sales or transfers, with limited exceptions for estate planning. 02 6 Months After Close 12% of your locked-up shares release and become tradeable (subject to insider trading rules). First 250 shares per holder are exempt. 03 12 Months After Close Remaining shares release in full at 12 months, or sooner if there's a liquidity event covering all stockholders (e.g., a merger).

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Stay tuned for more information in the coming weeks! Thanks for attending, MAYniacs!

If the Transaction is pursued, May Mobility and ACP intend to file a registration statement (which will include a proxy statement/prospectus of ACP) and other relevant documents with the Securities and Exchange Commission (the “SEC”), to be used at the meeting of shareholders to approve the Transaction and as the prospectus related to the offer of the securities to be issued by the combined company in connection with the Transaction and, after the registration statement is declared effective, ACP will mail a definitive proxy statement/prospectus relating to the Transaction to its shareholders. Shareholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC in their entirety when they become available because they will contain important information about May Mobility, ACP and the Transaction. Such registration statement may modify and supersede in its entirety any information in this communication, which is preliminary. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when filed), as well as other filings containing information about May Mobility, ACP and the Transaction at the SEC’s website located at www.sec.gov. There can be no assurance that the Transaction will be completed, or completed on the terms described in this communication.

Participants in the Solicitation

ACP, May Mobility and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ACP’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of ACP’s directors and officers in ACP’s SEC filings,including ACP’s final prospectus relating to its initial public offering, dated April 6, 2026 and filed with the SEC pursuant to Rule 424(b) under the Securities Act, available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACP’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of ACP’s and May Mobility’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Financial Information; Non-GAAP Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, registration statement or prospectus to be filed by ACP or May Mobility with the SEC. Certain of the financial information and data contained in this communication has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). May Mobility and ACP believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to May Mobility’s financial condition and results of operations, and provide an additional tool for investors to use in evaluating projected operating results and trends and in comparing May Mobility’s financial measures with those of other similar companies, although other companies may calculate similarly titled measures differently. You should not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in May Mobility’s financial statements, and they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review May Mobility’s audited financial statements, which will be included in the definitive proxy statement/prospectus relating to the Transaction.

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Additional Information

The Business Combination will be submitted to shareholders of ACP for their consideration. In connection with the Business Combination, ACP and May Mobility intend to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of ACP in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of ACP and equityholders of May Mobility in connection with the completion of the Business Combination. After the Registration Statement is declared effective, ACP will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that ACP will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of ACP as of a record date to be established for voting on the Business Combination. Shareholders of ACP will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: ACP Holdings Acquisition Corp., 3131 Eastside Street, Houston, Texas 77098. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

ACP, May Mobility and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ACP’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of ACP’s directors and officers in ACP’s SEC filings,including ACP’s final prospectus relating to its initial public offering, dated April 6, 2026 and filed with the SEC pursuant to Rule 424(b) under the Securities Act, available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACP’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of ACP’s and May Mobility’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,”“may,”“will,”“estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the PIPE Investment, including the potential dilution and other effects of the securities to be issued in connection with the Business Combination, the anticipated benefits and expected timing of the Business Combination, the estimated or anticipated future results of ACP following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, future opportunities for ACP and May Mobility and other statements that are not historical facts.

These statements are based on the current expectations of the management of ACP and/or May Mobility and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACP and May Mobility. These statements are subject to a number of risks and uncertainties regarding May Mobility’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: changes in general economic, political, business and market conditions; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by shareholders of ACP in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the Parties following the announcement of the Business Combination; the risk that the approval of the shareholders of May Mobility or ACP for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of May Mobility and the timing of expected business milestones; the effects of competition on May Mobility’s business; the ability of ACP following the Business Combination to execute its growth strategy, manage growth profitably and retain its key employees; the ability of ACP to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC and described in the Registration Statement when available. The foregoing list of risk factors is not exhaustive. There may be additional risks that ACP and May Mobility presently do not know or that ACP and May Mobility currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide ACP’s and May Mobility’s expectations, plans or forecasts of future events and views as of the date of this communication. ACP and May Mobility anticipate that subsequent events and developments will cause their assessments to change. However, while ACP and May Mobility may elect to update these forward-looking statements in the future, ACP and May Mobility specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACP’s or May Mobility’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by ACP and May Mobility from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither ACP nor May Mobility presently knows, or that ACP and/or May Mobility currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by ACP’s or May Mobility’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of ACP’s or May Mobility’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that ACP or May Mobility will, or may, generate going forward. Neither ACP nor May Mobility undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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